No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Translation of Notice of Resolutions passed by the 81st Ordinary General Meeting of Stockholders (which was mailed to the holders of Honda Common Stock in Japan on June 23, 2005).

Exhibit 2:

English translation of Public Notice of Unconsolidated Financial Statement for the 81st Fiscal Period ended March 31, 2005 (which appeared in Nippon Keizai Shinbun on June 24, 2005).

Exhibit 3:

On June 17, 2005, Honda Motor Co., Ltd. announced that the FCX has become one of the first fuel cell vehicles in Japan to receive motor vehicle type certification from the Japanese Ministry of Land, Infrastructure and Transport. (Ref. #A05-022)

Exhibit 4:

On June 23, 2005, Honda Research Institute Japan Co., Ltd. (HRI-JP), a subsidiary of Honda R&D Co., Ltd., and Nagoya University became the first in the world to successfully isolate a gene which dramatically increases the crop yield of a rice plant. (Ref. #C05-058)

Exhibit 5:

On June 24, 2005, Honda Automobile (China) Co., Ltd. (CHAC), an export automobile production joint venture of Honda Motor Co., Ltd., Honda Motor (China) Investment Co., Ltd., Guangzhou Auto Group Co., Ltd. and Dongfeng Motor Group Co., Ltd. began exports to Europe of the compact passenger car Jazz. (Ref. #C05-060)

Exhibit 6:

On June 29, 2005, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of May 2005. In addition to increased domestic sales and production in May, Honda achieved all-time May records for overseas and worldwide production. (Ref. # C05-062)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: July 19, 2005

(TRANSLATION)

June 23, 2005

To our shareholders,

Notice of Resolutions passed by the 81st

Ordinary General Meeting of Stockholders

We hereby notify you that after the report described hereunder the following proposals were approved as briefly described hereunder by the 81st Ordinary General Meeting of Stockholders of the Company held today.

Yours sincerely,

Takeo Fukui
President and
Representative Director

Honda Motor Co., Ltd.
1-1, 2-Chome
Minami-Aoyama,
Minato-ku
Tokyo

Particular

Matters reported:

1.	Report on the Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, Unconsolidated Balance Sheets and Unconsolidated Statements of Income for the 81st Fiscal Year (from April 1, 2004 to March 31, 2005)

2.	Report on the results of the audit of the consolidated financial statements for the 81st Fiscal Year (from April 1, 2004 to March 31, 2005) by the independent auditors and the Board of Corporate Auditors

3.	Report on the purchase of its own shares pursuant to resolutions of the Board of Directors based on the authorization under the Articles of Incorporation of the Company.

The contents of these documents were reported.

Matters resolved:

Proposal 1: Approval of Proposal for Appropriation of Retained Earnings for the 81st Fiscal Year

The proposal was approved in its original form, and a year-end dividend for the fiscal year under review shall be ¥37 per share.

Proposal 2: Partial Amendments to the Articles of Incorporation

The proposal was approved in its original form, and the contents of the amendments are as follows:

Prior to Change	Post-Change
Chapter II. Shares	Chapter II. Shares
(Total number of shares authorized to be issued by the Company)	(Total number of shares authorized to be issued by the Company)

Article 5. The total number of shares authorized to be issued by the Company shall be 3,600,000,000 shares; provided,

however, that in case any retirement of shares is made, the number of authorized shares shall be decreased correspondingly by the number of shares so retired.

Article 5. The total number of shares authorized to be issued by the Company shall be 3,554,000,000 shares; provided, however, that in case any retirement of shares is made, the number of authorized shares shall be decreased correspondingly by the number of shares so retired.

Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors
(Number of Directors)	(Number of Directors)

Article 18. Directors of the Company shall be not more than forty-five in number.	Article 18. Directors of the Company shall be not more than thirty in number.

Proposal 3: Election of twenty one (21) Directors

The proposal was approved in its original form, and 21 directors, Mr. Takeo Fukui, Mr. Michiyoshi Hagino, Mr. Minoru Harada, Mr. Motoatsu Shiraishi, Mr. Satoshi Aoki, Mr. Satoshi Dobashi, Mr. Atsuyoshi Hyogo, Mr. Satoshi Toshida, Mr. Koki Hirashima, Mr. Koichi Kondo, Mr. Toru Onda, Mr. Akira Takano, Mr. Mikio Yoshimi, Mr. Shigeru Takagi, Mr. Hiroshi Kuroda, Mr. Satoru Kishi, Mr. Hiroyuki Yoshino, Mr. Tetsuo Iwamura, Mr. Tatsuhiro Oyama and Mr. Fumihiko Ike, were all re-elected and they have assumed their posts. In addition, Mr. Kensaku Hogen was newly elected and he has assumed his post.

Proposal 4: Election of One (1) Corporate Auditor

The proposal was approved in its original form, and a Corporate Auditor, Mr. Shinichi Sakamoto was newly elected, and he has assumed his post.

Proposal 5: Election of Independent Auditor

The proposal was approved in its original form, and Independent Auditor, KPMG AZSA & Co. was newly elected and they have assumed their post.

Proposal 6: Revision of Amount of Remuneration Payable to Directors

It was approved, in its original form, that the amount of remuneration to the Directors was revised to sixty million yen (¥60,000,000) or less per month.

Proposal 7: Payment of Bonus to Directors and Corporate Auditors for the 81st Fiscal Year

It was approved, in its original form, that the total amount of bonus to be paid to the 36 Directors as of March 31, 2005 shall be six hundreds and sixty-eight million yen (¥668,000,000) and the total amount of bonus to be paid to the five Corporate Auditors as of March 31, 2005 shall be fifty-two million yen (¥52,000,000) and that the amount of bonus payable to each of the Directors will be determined by the Board of Directors and the amount of bonus payable to each of the Corporate Auditors will be determined by the consultation among the Corporate Auditors.

Proposal 8: Presentation of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective Services.

It was approved, in its original form, that monetary rewards be given to the Directors, Mr. Koichi Amemiya, Mr. Yasuo Ikenoya, Mr. Takanobu Ito, Mr. Masaaki Kato, Mr. Akio Hamada, Mr. Teruo Kowashi, Mr. Takashi Yamamoto, Mr. Masaru Takabayashi, Mr. Suguru Kanazawa, Mr. Manabu Nishimae, Mr. Masaya Yamashita, Mr. Hiroshi Kobayashi, Mr. Kazuo Sagawa, Mr. Kazuto Iiyama, Mr. Hiroshi Oshima, and Mr. Sho Minekawa, who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company’s bylaws on the retirement allowance of Directors and that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors as to the retiring Directors.

At the meeting of the Board of Directors following the Ordinary General Meeting of Stockholders, Representative Directors and Directors were re-elected, and they have assumed their posts.

President and Representative Director

Takeo Fukui

Executive Vice President and Representative Director

Satoshi Aoki

Chief Operating Officer for Business Management Operations

Senior Managing and Representative Director

Michiyoshi Hagino

General Supervisor, Purchasing Policy

General Supervisor, Quality

Senior Managing and Representative Director

Minoru Harada

Chief Operating Officer for Motorcycle Operations

Senior Managing and Representative Director

Motoatsu Shiraishi

President and Director of Honda R&D Co., Ltd.

Senior Managing and Representative Director

Satoshi Dobashi

Chief Operating Officer for Regional Sales Operations (Japan)

Chief Officer of Driving Safety Promotion Center in Regional Sales Operations (Japan)

Government & Industrial Affairs

Senior Managing and Representative Director

Atsuyoshi Hyogo

Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Corp, Ltd.

Senior Managing and Representative Director

Satoshi Toshida

Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Senior Managing and Representative Director

Koki Hirashima

Chief Operating Officer for Production Operations

Risk Management Officer

General Supervisor, Information Systems

Senior Managing and Representative Director

Koichi Kondo

Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Managing Director

Toru Onda

Chief Operating Officer for Purchasing Operations

Managing Director

Akira Takano

Chief Operating Officer for Customer Service Operations

Managing Director

Mikio Yoshimi

Chief Operating Officer for Business Support Operations

Compliance Officer

Managing Director

Shigeru Takagi

Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Managing Director

Hiroshi Kuroda

Chief Operating Officer for Automobile Operations

Director

Satoru Kishi

Advisor of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

Director

Kensaku Hogen

Director and Advisor

Hiroyuki Yoshino

Director

Tetsuo Iwamura

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

Director

Tatsuhiro Oyama

Chief Operating Officer for Parts Operations

Director

Fumihiko Ike

Chief Operating Officer for Power Products Operations

(Note) Mr. Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for outside directors provided for in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

Also, at the meeting of the Board of Directors following the Ordinary General Meeting of Stockholders, full-time Corporate Auditors were re-elected, and they have assumed their posts.

Corporate Auditor (Full-time)

Hiroshi Okubo

Corporate Auditor (Full-time)

Koji Miyajima

Corporate Auditor (Full-time)

Shinichi Sakamoto

Corporate Auditor

Koukei Higuchi

Advisor of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd.

Corporate Auditor

Kuniyasu Yamada

President of MTB Apple Planning Co., Ltd.

Corporate Auditor

Fumihiko Saito

Partner of Haarmann Hemmelrath Saito Law Office

(Note) Corporate Auditors Mr. Koukei Higuchi, Mr. Kuniyasu Yamada and Mr. Fumihiko Saito are outside corporate auditors as provided in Article 18, Section 1, of the Law for Special Exceptions to the Japanese Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile. At the meeting of the Board of Directors following the Ordinary General Meeting of Stockholders, operating officers were elected, and they have assumed their posts.

Managing Officer

Yasuo Ikenoya

Deputy Chief Operating Officer for Regional Operations (China)

Managing Officer

Takanobu Ito

General Manager of Suzuka Factory of Production Operations

Managing Officer

Masaaki Kato

Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Managing Officer

Akio Hamada

President and Director of Honda of America Mfg., Inc.

Managing Officer

Teruo Kowashi

General Manager of Saitama Factory of Production Operations

Operating Officer

Takashi Yamamoto

President and Director of Honda Manufacturing of Alabama, LLC

Operating Officer

Suguru Kanazawa

Executive Vice President and Director of Honda R&D Co., Ltd.

President and Director of Honda Racing Corporation

Operating Officer

Manabu Nishimae

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations in Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

Operating Officer

Masaya Yamashita

General Manager of Automobile Purchasing Division 1 in Purchasing Operations

Operating Officer

Hiroshi Kobayashi

President and Director of Honda Canada Inc.

Operating Officer

Kazuo Sagawa

Production in China

Operating Officer

Kazuto Iiyama

Automobile Production for Production Operations

Operating Officer

Hiroshi Oshima

Corporate Communications, Motor Sports

General Manager of Corporate Communications Division in Business Support Operations

Operating Officer

Sho Minekawa

President of Guangzhou Honda Automobile Co., Ltd.

Operating Officer

Tsutomu Saka

General Manager of Hamamatsu Factory of Production Operations

Operating Officer

Hidenobu Iwata

President and Director of Honda Engineering Co., Ltd.

Operating Officer

Motohide Sudo

Executive Vice President and Director of Asian Honda Motor Co., Ltd.

President and Director of A.P. Honda Co., Ltd.

Operating Officer

Gen Tsujii

Executive Vice President and Director of Honda of America Mfg., Inc.

Operating Officer

Koichi Fukuo

Quality, Certification & Regulation Compliance

Operating Officer

Hiroshi Soda

Executive Vice President and Director of Honda North America, Inc.

Operating Officer

Takuji Yamada

Executive Vice President and Director of American Honda Motor Co., Inc.

(English Translation )

Public Notice of Unconsolidated

Financial Statements for the 81st

Fiscal Period ended March 31, 2005

Honda Motor Co., Ltd.
1-1, 2-Chome,
Minami-Aoyama
Minato-ku, Tokyo

By:	Takeo Fukui
President and
President and
Representative Director

Summary of Balance Sheet

(As of March 31, 2005)

(in billions of yen)

Assets:
Current assets	1,011.9
Cash and bank deposits	346.2
Trade receivables	292.3
Inventories	144.8
Other	233.0
Allowance for doubtful accounts	(4.5)
Fixed assets	1,343.1
Tangible fixed assets	644.1
Buildings	207.8
Machinery & equipment	78.7
Land	272.2
Other	85.2
Intangible fixed assets	5.8
Investments & others	693.1
Investments in subsidiaries	495.5

Other	213.0
Allowance for doubtful accounts	(15.4)

Total assets	2,355.0

Liabilities and Stockholders’ equity:
Current liabilities	634.2
Notes and Accounts payable	345.0
Accounts payable-other and accrued expenses	136.8
Accrued product warranty	54.0
Other	98.3
Fixed liabilities	169.3
Accrued product warranty	35.1
Accrued retirement benefits for employees	124.1
Other	10.0

Total liabilities	803.5

Common stock	86.0
Total capital surplus	170.3
Capital surplus	170.3
Total retained earnings	1,274.3
Legal reserves	21.5
Appropriated retained earnings	1,138.5
Unappropriated retained earnings	114.2
Unrealized gains on securities available for sale, net	40.2
Treasury Stock	(19.4)

Total stockholders’ equity	1,551.5

Total liabilities and stockholders’ equity	2,355.0

Note:
1. Accumulated depreciation of tangible assets	929.1 billion yen
2. Net income per common share for the period	154.74 yen
3. Net assets as defined in Article 124, Item 3 of the Commercial Code of Japan	40.2 billion yen

Summary of Unconsolidated Statement of Income

(April 1, 2004 - March 31, 2005)

(in billions of yen)

Net sales	3,489.1
Cost of sales	2,385.0
Selling, general and administrative expenses	956.4
Operating profit	147.5
Non-operating income	105.3
(As of March 31, 2005)
Non-operating expense	41.6
Ordinary profit	211.2
Extraordinary gain	1.5
Extraordinary loss	8.3
Income before income taxes	204.4
Corporate, inhabitant and business income taxes	73.8
Deferred income taxes	(13.8)
Net income for the period	144.4

Unappropriated retained earnings at the beginning of the year	212.0
Retirement of treasury stock	216.1
Interim dividends paid	26.1

Unappropriated retained earnings at end of year	114.2

(English Translation )

Public Notice of Consolidated

Financial Statements for the 81st

Fiscal Period ended March 31, 2005

Summary of Consolidated Balance Sheet

(As of March 31, 2005)

(in billions of yen)

Assets:
Current assets	4,008.7
Cash & cash equivalents	773.5
Trade receivables	791.1
Finance subsidiaries- receivables, net	1,021.1
Inventories	862.3
Deferred income taxes	214.0
Other current assets	346.4
Finance subsidiaries- receivables, net	2,623.9
Investments and advances	614.5
Net property, plant and equipment	1,584.2
Other assets	485.4

Total assets	9,316.9

Liabilities and Stockholders’ equity:
Current liabilities	3,748.5
Short-term debt	1,304.4
Trade payables	1,013.7
Accrued expenses	913.7
Income taxes payables	65.0
Other current liabilities	451.6
Long-term debt	1,559.5
Other liabilities	719.6

Total liabilities	6,027.6

Common stock	86.0
Capital surplus	172.5
Legal reserves	34.6
Retained earnings	3,809.3
Accumulated other comprehensive income (loss)	(793.9)
Treasury stock	(194.0)
Total stockholders’ equity	3,289.2

Total liabilities and stockholders’ equity	9,316.9

Note:	Consolidated balance sheets and consolidated statements of income are in accordance with accounting principles generally accepted in the United States of America.
The number of consolidated subsidiaries is 319 and the number of companies that are accounted for by the equity method is 118.

Summary of Consolidated Statement of Income

(April 1, 2004 - March 31, 2005)

(in billions of yen)

Net sales	8,650.1
Cost of sales	6,038.1
Selling, general and administrative expenses	1,513.2
Research and development expenses	467.7
Operating income	630.9
(As of March 31, 2005)
Other income	71.2
Other expenses	45.3
Income before income taxes	656.8
Income taxes	266.6
Income before equity in income of affiliates	390.1
Equity in income of affiliates	96.0
Net income	486.1

ref. #A05-022

Honda FCX Becomes Japan’s First Fuel Cell Vehicle to Receive

Motor Vehicle Type Certification from

the Japanese Ministry of Land, Infrastructure and Transport

June 17, 2005—Honda Motor Co., Ltd. announced today that the FCX has become one of the first fuel cell vehicles in Japan to receive motor vehicle type certification from the Japanese Ministry of Land, Infrastructure and Transport. On March 31, 2005 the Japanese Ministry of Land, Infrastructure and Transport became the world’s first government body to enact safety and environmental standards for vehicles powered by pressurized hydrogen, and the FCX received prompt certification. Until now, certification by the Minister of Land, Infrastructure and Transport was granted to individual fuel cell vehicles for the purpose of testing on public roads. By obtaining this certification, which is for vehicles intended for public sale, the FCX has moved one step closer to the mass production stage.

Honda has delivered a total of 19 FCX fuel cell vehicles to customers in the US and Japan since December 2002, when they delivered FCX vehicles both to the Japanese Cabinet Office and the City of Los Angeles on the same day. Honda has also leased vehicles to the State of New York, the Hokkaido Prefectural Government in northern Japan, customers in regions that experience sub-freezing winter temperatures, attesting to the practicality of the FCX in an expanding range of environments.

The FCX is the world’s only fuel cell vehicle to have received both EPA (Environmental Protection Agency) and CARB (California Air Resources Board) certification in July 2002, which are prerequisites for commercial use in the U.S. Honda plans to make the FCX available for lease to private individuals in the U.S. sometime this year.

FCX Fuel Cell Vehicle

Publicity materials relating to this announcement are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #C05-058

Honda and Nagoya University Jointly Isolate Rice Gene;

Research Effort Will Greatly Increase Crop Yields

Tokyo, June 23, 2005 — Honda Research Institute Japan Co., Ltd. (HRI-JP), a subsidiary of Honda R&D Co., Ltd., and Nagoya University became the first in the world to successfully isolate a gene which dramatically increases the crop yield of a rice plant.

The gene, named “Gn1a,” is one of the genes involved in cytokinin degradation, which has an important role in the growth of plants. Cytokinin is a bioactive substance that triggers anthogenesis and facilitates growth of the flower bud. Enzymes produced by the Gn1a gene degrade cytokinin. The joint research determined that when this enzyme activity is low the number of rice grains increases, thus increasing crop yield. This is the first time in the world a gene that directly controls rice crop yields has been identified, and the findings will be published through an online version of Science, an American scientific journal, June 23, 2005, as well as in the original journal in the following weeks.

In 2002, Honda and Nagoya University successfully isolated a semi-dwarfing gene called “sd1” which reduces the height of rice plants and contributes to the effort to increase the yields. For the latest research, HRI-JP and Nagoya University cultivated “Koshihikari”, the most popular type of rice in Japan, bred to have both sd1 and Gn1a genes. Crop yields of this plant increased 23%, and higher resistance against plants falling over was demonstrated as well. Utilizing the effects of these genes, in the future it may no longer be a dream to achieve a substantial increase in crop yields for all breeds of rice plants cultivated around the world.

Experts say that crop yields of all cereals including rice must be increased over 50% in order to circumvent a potential global food crisis in the near feature. Rice is an important crop serving as a food staple for approximately half of the world’s population. Increasing rice crop yields can lead the way to avoid a global food shortage. As other major cereal crops such as corn and wheat also have a similar genetic structure, the latest findings by HRI-JP and Nagoya University may be applicable to other crops.

Honda has been committed to addressing issues of environmental protection and energy conservation and has been conducting multidimensional efforts leading to the development of technologies for improvement of fuel efficiency evolved from Honda’s VTEC technology, hybrid engine technology and fuel-cell technology.As part of its “Commitment for the Future,” Honda is pursuing its R&D efforts in a new area of science technology of this century – genome science — by building a foundation in the research of rice, which is a model plant for plant genetic research.

Left :	Normal Koshihikari

Center :	Koshihikari with increased number of grains by Gn1a

Right :	Koshihikari with increased number of grains and short stature by both Gn1a and sd1

(bottom row shows rice grain clusters)

ref. #C05-060

Honda Automobile (China) Co., Ltd. Begins Auto Exports

Guangzhou, June 24, 2005 — Honda Automobile (China) Co., Ltd. (CHAC), an export automobile production joint venture of Honda Motor Co., Ltd., Honda Motor (China) Investment Co., Ltd., Guangzhou Auto Group Co., Ltd. and Dongfeng Motor Group Co., Ltd. today began exports to Europe of the compact passenger car Jazz.

Ceremonies to commemorate the start of export operations were held today at Xinsha Port in Guangzhou. A number of dignitaries and guests attended the ceremonies including Mr. Lin Shusen, the Secretary of the CPC Guangzhou City Committee; Mr. Lin Yuanhe, the Executive Vice Mayor of Guangzhou City; Mr. Ling Weixian, the director of GETDD (Guangzhou Economic and Technological Development District) administrative committee; Mr. Xue Xiao Feng, the secretary-general of the CPC Guangzhou City Committee; as well as Mr. Atsuyoshi Hyogo, Senior Managing Director and COO of China Regional Operations for Honda Motor Co., Ltd.; Mr. Zhang Fangyou, Chairman of Guangzhou Auto Group Co., Ltd. Attendees observed the first shipment of 150 units of the Jazz manufactured by CHAC loaded onto a car carrier ship.

CHAC began mass production of the Jazz in April 2005, as the first auto production plant in China dedicated exclusively to exports. CHAC expects to manufacture approximately 10,000 units of the Jazz in 2005. Every vehicle produced by CHAC will be exported to European markets, including Germany, and marketed through local Honda subsidiaries.

CHAC is leveraging the production know-how and parts procurement network established by Honda’s existing automobile production joint ventures — Guangzhou Honda Automobile Co., Ltd. and Dongfeng Honda Engine Co., Ltd. — and increases competitiveness in the areas of quality and cost by leveraging economies of scale achieved through the relationship with them. CHAC is the first passenger car maker in China to begin full-scale exports to European markets.

●	About Honda Automobile (China) Co., Ltd. (CHAC)
	Established:	September 2003
	Capital Investment:	US$ 82 million
	Capitalization Ratio:	55% Honda Motor Co., Ltd.
10% Honda Motor (China) Investment Co., Ltd.
25% Guangzhou Auto Group Co., Ltd.
10% Dongfeng Motor Group Co., Ltd.
	Location:	Export Processing Zone in the
Guangzhou Economic & Technological Development District
	Representative:	Atsuyoshi HYOGO, Chairman
Hironori KANAYAMA, President
CHEN Maoshan, Vice President
	Employment:	Approximately 600 associates
	Start of Production:	April 2005
	Production Model:	Jazz (for export to European markets)
	Annual Capacity:	50,000 units (2005 production plan: approximately 10,000 units)

  Publicity materials relating to this announcement are available at the following URL:

  http:// www.honda.co.jp/PR/

  (The site is intended exclusively for the use of journalists.)

Ref.#C05-062

Domestic Sales & Production on Rise; Worldwide Production Sets May Record

Tokyo, June 29, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales and export results for the month of May 2005. In addition to increased domestic sales and production in May, Honda achieved all-time May records for overseas and worldwide production.

Domestic production in May increased 11.8% compared to the same month a year ago due to strong domestic sales and exports. It is the seventh consecutive month that domestic production exceeded the monthly total from a year ago. Overseas production increased 15.6% compared to the same month a year ago, exceeding the total from the previous year for the 16th consecutive month. Production in Asia remains strong, increasing 25.9% in May compared to a year ago, while production in the U.S. also increased 20.1% compared to last year. With the continued increase in domestic production and the Asia and North America regions setting all-time May production records, Honda established a new record for overseas and worldwide production for the month.

Total domestic sales for the month of May increased 9.1% compared to the same month a year ago, due mainly to strong sales of mini-vehicles including the Life and That’s models. Sales of mini-vehicles increased 23.5% compared to the same month last year. Life was Honda’s best-selling car for the month on sales of 13,009 units. The Fit and Step WGN, with sales of 8,775 and 5,983 units, respectively, were Honda’s second and third best-selling models. Honda’s all-new Airwave compact station wagon introduced in April was the fourth best selling model in May with sales of 4,671 units.

Total exports in May increased 14.3% compared to the same month a year ago, exceeding the previous year’s record for the ninth consecutive month. Continued strong sales of the Jazz in Europe (Fit in Japan) as well as the Accord Hybrid and Acura RL in North America contributed to the overall increase in exports.

PRODUCTION, SALES, EXPORTS (May 2005)

PRODUCTION

	May		Year-to-Date Total (Jan - May 2005)
	Units	Vs.5/04	Units	Vs.2004
Domestic (CBU+CKD)	95,834	+11.8%	541,753	+9.2%
Overseas (CBU only)	182,080	+15.6%	885,331	+11.2%

Worldwide Total	277,914	+14.3%	1,427,084	+10.4%

OVERSEAS PRODUCTION

	May		Year-to-Date Total (Jan. - May 2005)
	Units	Vs.5/04	Units	Vs.2004
North America	113,811	+14.4%	569,130	+9.2%
(USA only)	77,886	+20.1%	391,352	+14.2%
Europe	15,570	-0.7%	81,350	-4.2%
Asia	45,071	+25.9%	202,395	+25.9%
Others	7,628	+17.2%	32,456	+10.4%

Overseas Total	182,080	+15.6%	885,331	+11.2%

SALES (JAPAN)

Vehicle type	May		Year-to-Date Total (Jan. - May 2005)
	Units	Vs.5/04	Units	Vs.2004
Passenger Cars & Light Trucks	33,237	+1.5%	185,709	-7.3%
(Imports)	454	-37.0%	2,635	-40.3%
Mini Vehicles	21,391	+23.5%	110,275	-1.4%

Honda Brand Total	54,628	+9.1%	295,984	-5.2%

EXPORTS

	May		Year-to-Date Total (Jan. - May 2005)
	Units	Vs.5/04	Units	Vs.2004
North America	22,763	+24.9%	115,227	+16.4%
(USA only)	19,598	+12.4%	102,240	+13.5%
Europe	14,732	+15.0%	64,828	+9.6%
Asia	1,401	-26.6%	7,561	+28.0%
Others	9,481	+1.3%	45,939	+17.1%

Total	48,377	+14.3%	233,555	+14.9%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545